# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ARKO Petroleum Corp, CIK 0002080921
CUSIP: 04124A100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8565 Magellan Pkwy, Suite 400, Richmond, Virginia (VA), 23227
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000914208

## Reporting persons
- Invesco Ltd.: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); sole voting power 1,000,000; shared voting power 0; sole dispositive power 1,000,000; shared dispositive power 0; aggregate amount beneficially owned 1,000,000 (9% of the class)

## Item 1. Issuer
Name of issuer: ARKO Petroleum Corp
Address of issuer's principal executive offices: 8565 Magellan Pkwy, Suite 400, Richmond, Virginia, 23227

## Item 2. Person Filing
Name of person filing: Invesco Ltd. ("Invesco Ltd.")
Address of principal business office or, if none, residence: 1331 Spring Street NW, Suite 2500, Atlanta, GA 30309
Citizenship: Bermuda

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Invesco Ltd., in its capacity as a parent holding company to its investment advisers, may be deemed to beneficially own 1,000,000 shares of the Issuer which are held of record by clients of Invesco Ltd.
Percent of class: 9.0%
Sole power to vote or to direct the vote: 1,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Invesco Advisers, Inc. is a subsidiary of Invesco Ltd. and it advises the Invesco SteelPath MLP Income Fund which owns 5.9% of the security reported herein. No one person has greater than 5% economic ownership in the securities listed above. As holders of record, the relevant clients of Invesco Ltd. have the right to receive or the power to direct the receipt of dividends from, and proceeds from the sale of, the securities listed above.
..

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Invesco Advisers, Inc.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Invesco Ltd.: /s/ Rebert R. Leveille, Robert R. Leveille/Global Head of Compliance (08/12/2026)